Exhibit 6.25

CONSULTING AGREEMENT

                This Consulting Agreement (“Agreement”) is made and entered into as of this 20th day of March, 2017, by and between I|M1, LLC, a California limited liability company (“Consultant”), and Kure Corp., a Florida corporation (“Company”).

RECITALS

A.
Consultant is engaged in the licensing of intellectual property relating to “I’M1” and provides online, event driven and other marketing and branding consulting services to its clients using facilitators and visual representations being known and recognized by the public and associated in the public mind with Consultant.

B.
Ms. Ireland, an internationally famous person and designer with a highly favorable public image and strong, favorable identity for branding; and a strong portfolio of multiple brands and ambassadors, also with a highly favorable public image and strong brand identities serves as Chief Brand Advisor of Consultant.

C.
Company is a manufacturer, distributor and/or seller of products and desires to use the branding capabilities of the Consultant for vape related products, and limited to those products set forth in Exhibit B to the Licensing Agreement between Consultant and Company (“Vape Products”).

D.
The Consultant possesses unique and appropriate knowledge and skill to promote the Company, through online and social media, in regards to the Vape Products set forth in Exhibit A to advise the Company in regard to marketing and brand awareness.

E.
The Company desires to retain Consultant on an exclusive basis with respect to the Vape Products set forth in Exhibit A to provide services to the Company on the terms and conditions set forth herein.

AGREEMENT

     NOW, THEREFORE in consideration of the mutual covenants and promises contained herein, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Consultancy. The Company hereby engages Consultant to provide assistance in promotion of the Company and promotion and advice in regard to marketing and branding of the Vape Products.

2. Duties and Involvement.

           a. The services will generally include assistance in promotion of the Company's name and products to the public for greater public awareness and promotion of the Company and its products in the online community and on television. Consultant will make use of its social media network for these purposes and will also provide promotion of the Vape Products on various media. The Services to be performed will include, without limitation, (i) a social media blitz, including blogging on Twitter, Instagram, Facebook and other social media platforms by March 31, 2017, (ii) modeling impressions with the Company’s products which will be provided on various social media platforms by May 31, 2017, (iii) marketing and sales merchandising and branding materials by March 31, 2017, and (iv) television and public support statements for “I’M1” along with “Kure” by May 31, 2017; provided, that it is understood and agreed that any failure to accomplish one or more of the Services by the dates set forth above shall not be deemed to be a material breach of this Agreement for purposes of Section 4(b) (the “Services”).

           b. Consultant acknowledges that neither it nor any of its employees will make use of Company proprietary data for personal use or gain, and will not disclose to any third party any confidential information or materials which it receives as a result of providing the Services hereunder.

3. Exclusivity for Select Identified Products. Company acknowledges that Consultant provides services to other entities for other products, and the Services provided herein shall be exclusive only to those Vape Products set forth on Exhibit A. For clarification purposes, the parties understand and agree that Consultant may perform services for other entities and for other products (including, without limitation, Vape Products) to the extent such products are not specifically set forth in Exhibit A.

4. Term and Termination.

            a. This Agreement shall begin effective with the execution of this Agreement and shall terminate on December 31, 2017.

            b. This Agreement may be terminated upon the following events: (i) mutual agreement of the parties provided written notice is given; or (ii) a material breach of any of the provisions hereof by either party.

5. Compensation. Company agrees to compensate Consultant as follows: (i) Two Hundred Thousand Dollars ($200,000) prior to March 31, 2017 (in exchange for the Services in Section 2(a)(i) and (iii) and a portion of the exclusivity in Section 3), and (ii) Four Hundred Thousand Dollars ($400,000) prior to May 31, 2017 (in exchange for the remaining Services and remaining exclusivity in Section 3).

6. Services. Consultant shall devote such time and effort necessary to discharge duties hereunder. The Company acknowledges that Consultant may conduct other business activities and that it may pursue such during the term of this Agreement so long as such are not inconsistent with the intent and duties hereunder.

7. Assignment. This Agreement may not be assigned by either party hereto without the written consent of the other but shall be binding upon the successors the parties.

8. Governing Law. This Agreement shall be constructed by and enforced in accordance with laws of the State of California.

9. Agreement Drafting. The parties understand and agree that this Agreement is being prepared as an accommodation to the parties by a business advisor on behalf of a shareholder in both parties, and such business advisor is neither (a) acting in any legal capacity, nor (b) representing either party in any legal or business capacity. This Agreement represents the agreement between the parties, which has been reduced to writing by a third party. Each party should seek their own legal counsel for review and negotiation prior to execution.

10. General. This Agreement contains the entire understanding and agreement between the parties. There are no other agreements, conditions or, oral or written, express or implied, with regard. This Agreement may be amended only in writing signed by both parties. This Agreement may be executed in counterparts, each of which shall be an original but all of which together shall constitute one and same agreement. The provisions of the Agreement shall be binding upon the parties and their successors and assigns. If any provisions of this Agreement, or application thereof to any circumstances shall be deemed or held to be invalid, illegal or unenforceable to any extent, the remainder of this Agreement shall not be affected and the application of such affected provision shall be enforced to the greatest extend possible under law.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed as of the day and year first above written.

Consultant:

I|M1, LLC

/s/ Stephen Roseberry
Stephen Roseberry, President

Company:

Kure Corp.

/s/ Craig Brewer
Craig Brewer, CEO

Exhibit A

The following Vape Products specifically labeled under the “I’M1” brand:

a.
E-liquid (or e-juice).
b.
Vaporizers.
c.
Mods.
d.
Atomizers.
e.
Tanks.
f.
Drip Tips.
g.
Other vape related hardware.
h.
Retail stores having inventory for sale comprised primarily of vape related products.